Media Release

Rio Tinto’s modernised Kitimat smelter begins production

7 July 2015

Rio Tinto is preparing its first shipments of metal from its world-class Kitimat aluminium smelter in Canada following an extensive modernisation of the facility.

The modernisation of the aluminium smelter will increase production capacity by 48 per cent and result in Kitimat becoming one of the lowest cost smelters in the world. Rio Tinto is now focused on safely ramping up towards its annual production rate of 420,000 tonnes.

The modernised smelter, which was delivered in line with the revised schedule and budget, is powered exclusively by Rio Tinto’s wholly owned hydro power facility and uses the company’s proprietary AP40 smelting technology which will effectively halve the smelter’s overall emissions.

Aluminium chief executive Alf Barrios said “The modernisation of Kitimat will fundamentally transform its performance, moving it from the fourth quartile to the first decile of the industry cost curve. At full production, Kitimat will be one of the most efficient, greenest and lowest-cost smelters in the world.

“Positioned in British Columbia on the west coast of Canada, Kitimat is well placed to serve rapidly growing demand for aluminium in the Asia-Pacific region and to serve the North American market.”

Contacts

media.enquiries@riotinto.com

www.riotinto.com

  Follow @RioTinto on Twitter

Media Relations, EMEA/Americas

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T + 44 20 7781 1177
M + 44 7780 226 422

Investor Relations, EMEA/Americas

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Grant Donald

T +44 20 7781 1262

M +44 7920 587 805

Media Relations, Canada

Bryan Tucker

T +1 514 848 8151
M +1 514 825 8319

Media Relations, Australia/Asia

Ben Mitchell

T +61 3 9283 3620

M +61 419 850 212

Bruce Tobin

T +61 3 9283 3612

M +61 419 103 454

Matthew Klar

T +61 7 3625 4244

M +61 457 525 578

Investor Relations, Australia/Asia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Galina Rogova

T +86 21 6103 3550

M +86 152 2118 3942

Rio Tinto plc 6 St James’s Square London, SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404